                                  SCHEDULE TO/A

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)

                        COMMUNITY FINANCIAL SHARES, INC.
                       (Name of Subject Company (Issuer))

                        COMMUNITY FINANCIAL SHARES, INC.
                        (Name of Filing Person (Issuer))

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   20366 P 100
                      (CUSIP Number of Class of Securities)

                                 SCOTT W. HAMER
                                  PRESIDENT AND
                             CHIEF EXECUTIVE OFFICER
                        COMMUNITY FINANCIAL SHARES, INC.
                               357 ROOSEVELT ROAD
                           GLEN ELLYN, ILLINOIS 60137
                                 (630) 545-0900
                     (Name, address and telephone number of
                    person authorized to receive notices and
                   communications on behalf of filing persons)

                                 with a copy to:
                                EDWARD G. OLIFER
                          MULDOON MURPHY & AGUGGIA LLP
                            5101 WISCONSIN AVENUE, NW
                             WASHINGTON, D.C. 20016
                                 (202) 362-0840

                            CALCULATION OF FILING FEE

TRANSACTION VALUATION*                                  AMOUNT OF FILING FEE:
    $5,200,000                                               $159.64

* Estimated solely for purposes of determining the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended. This calculation assumes the purchase of 200,000 shares of common stock of Community Financial Shares, Inc. at the tender offer purchase price of $26.00 per share in cash.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $159.64                        Filing Party: Community Financial Shares, Inc.
     Form or Registration Number: Schedule TO               Date Filed: August 14, 2007

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|    third party tender offer subject to Rule 14d-1.
|X|    issuer tender offer subject to Rule 13e-4.
|_|    going private transaction subject to Rule 13e-3.
|_|    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: |X|

                                  INTRODUCTION

         This Amendment No. 3 ("Amendment No. 3") to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed on August 14, 2007, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed on August 17, 2007 and Amendment No. 2 to the Tender Offer Statement filed on September 13, 2007, relating to the issuer tender offer of Community Financial Shares, Inc., a Delaware corporation, to purchase up to 200,000 shares of its common stock, no par value per share. Community Financial Shares, Inc. is offering to purchase these shares upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 14, 2007 (the "Offer to Purchase"), and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer. A copy of the Offer to Purchase was previously filed as exhibit (a)(1)(i) to the original Schedule TO filed on August 14, 2007, which Offer to Purchase was supplemented and amended by exhibit (a)(1)(vi) filed with Amendment No. 1 to the Schedule TO filed on August 17, 2007. A copy of the Letter of Transmittal was previously filed as exhibit (a)(1)(ii) to the original Schedule TO filed on August 14, 2007. This Amendment No. 3 is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

         The information in the Offer to Purchase and the related Letter of Transmittal, as amended, is incorporated in this Amendment No. 3 by reference to all of the applicable items in the Schedule TO, except that the information in the Offer to Purchase and Letter of Transmittal is hereby amended to the extent specifically provided herein.

ITEM 11.  ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented by including the following information:

          On October 1, 2007, Community Financial Shares, Inc. issued a press release announcing the final results of the tender offer, which expired at 5:00 P.M., Central time, on September 28, 2007. A copy of the press release is filed as Exhibit (a)(5)(ix) hereto and is incorporated herein by reference.


ITEM 12.  EXHIBITS.

           Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

        (a)(5)(ix)      Press release issued on October 1, 2007.


           EXHIBIT #                                               DESCRIPTION
           ----------------   --------------------------------------------------------------------------------------
           (a)(1)(i)          Offer to Purchase dated August 14, 2007*
           (a)(1)(ii)         Letter of Transmittal*
           (a)(1)(iii)        Notice of Guaranteed Delivery*
           (a)(1)(iv)         Instruction form for shares held by brokers, dealers, commercial banks, trust companies and other nominees to their clients*
           (a)(1)(v)          Press release*
           (a)(1)(vi)         Supplement to Offer to Purchase dated August 17, 2007*
           (a)(2)             None.
           (a)(3)             None.
           (a)(4)             None.
           (a)(5)(i)          Form of letter to brokers, dealers, commercial banks, trust companies and other nominees*
            (a)(5)(ii)        Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients*
            (a)(5)(iii)       Form of letter to shareholders dated August 14, 2007 from the Chairman of the Board and the President and Chief Executive Officer of Community Financial Shares, Inc.*
            (a)(5)(iv)        Question and Answers Brochure*
            (a)(5)(v)         Form  of Guidelines for Substitute Form W-9*


            (a)(5)(vi)        Form of memo to employees of Community Financial Shares, Inc.*
            (a)(5)(vii)       Form of letter to shareholders dated August 16, 2007 from the Chairman of the
                              Board and the President and Chief Executive Officer of Community Financial
                              Shares, Inc.*
            (a)(5)(viii)      Form of tender offer reminder letter to shareholders, dated September 13, 2007, from the Chairman of the Board and the President and Chief Executive Officer of
                              Community Financial Shares, Inc.*
            (a)(5)(ix)        Press release issued on October 1, 2007
            (b)               None.
            (d)(1)            Form of Change in Control Agreements for Executives (filed as Exhibit 10 to
                              Community Financial Shares, Inc.'s Form 10-QSB filed with the Securities and
                              Exchange Commission on August 14, 2002 and incorporated herein by reference).
            (d)(2)            Community Bank Directors Retirement Plan (filed as Exhibit 10.1 to Community
                              Financial Shares, Inc.'s Form 10-K filed with the Securities and Exchange
                              Commission on March 31, 2006 and incorporated herein by reference).
            (d)(3)            Employment agreement between Community Financial Shares, Inc., Community
                              Bank-Wheaton/Glen Ellyn and Donald H. Fischer (filed as Exhibit 10.3 to Community
                              Financial Shares, Inc. Form 10-K filed with the Securities and Exchange Commission on March 30, 2007 and incorporated herein by reference).
            (g)               None.
            (h)               None.
            ___________________
            *                 Previously filed.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 1, 2007

                                    COMMUNITY FINANCIAL SHARES, INC.


                                    by: /s/ Scott W. Hamer
                                        ----------------------------------------
                                        Scott W. Hamer
                                        President and Chief Executive Officer

                                  EXHIBIT INDEX


EXHIBIT #

(a)(5)(ix)        Press release issued on October 1, 2007